Exhibit 99.1

Newater Technology, Inc. Entering Into A Merger Agreement

For A “Going Private” Transaction

YANTAI, China, September 29, 2020 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent will acquire the Company for US$3.65 per common share of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each of the Company’s Common Shares, par value US$0.001 per share (the “Shares”), issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$3.65 per share in cash and without interest, except for the excluded shares (the “Excluded Shares”), which include (i) Shares beneficially owned by Mr. Li Yuebiao (through his affiliated company, Tigerwind Group Limited), Ms. Zhang Zhuo, and Mr. Sui Xiangqian (through Forwater Holding Limited) (collectively, the “Rollover Shareholders”), (ii) Shares owned by the holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act, 2004, as amended (the “Dissenting Shares”), and (iii) Shares (if any) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company. Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, by virtue of the merger and without any action on the part of its holder, shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

Parent intends to finance the merger through a combination of equity and cash in the Company. Mr. Li Yuebiao and Ms. Zhang Zhuo, through special purpose vehicles owned by them (each, a “Subscriber”, and together, the “Subscribers”), have entered into share subscription agreements with Parent, pursuant to which the Subscribers committed to subscribe equity interests in Parent with cash, the sum of which will be used by Parent to pay a portion of the aggregate merger consideration.  Remainder of the aggregate merger consideration will be paid with Company cash on the balance sheet as of closing.  Parent (i) has the right to seek alternative funding to replace the use of such Company cash prior to the closing, and (ii) is obligated to use reasonable best efforts to obtain alternative financing from alternative sources for any shortfall in the event that the Company does not have sufficient cash for use as merger consideration.  Each of Mr. Li Yuebiao and Ms. Zhang Zhuo has entered into a limited guarantee in favor of the Company in respect of certain payment obligations of Parent under the Merger Agreement.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee (the “Independent committee”) formed by the board of directors, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. The Independent committee, which is comprised solely of independent and disinterested directors of the Company who are unaffiliated with any of Parent, Merger Sub, Mr. Li Yuebiao, Ms. Zhang Zhuo, or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second quarter of 2021, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders representing more than fifty percent (50%) of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at a general meeting of the Company’s shareholders duly convened to consider the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. As of the date of the Merger Agreement, the Rollover Shareholders have agreed under a voting agreement to vote all in favor of the Merger Agreement and consummation of the transactions contemplated thereby, including the Merger. If completed, the Merger will result in the Company becoming a privately held company and its Common Shares will no longer be listed on the NASDAQ Capital Market.

Duff & Phelps, LLC is serving as independent financial advisor to the Independent committee. MagStone Law, LLP is serving as United States legal advisor to the Independent committee. Ogier is serving as BVI legal advisor to the Independent Committee. DLA Piper LLP is serving as legal advisor to Mr. Li Yuebiao, Ms. Zhang Zhuo, Parent and Merger Sub.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement. All parties desiring details regarding the proposed Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

2

In connection with the proposed Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the proposed Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or telephone number:

Company	Investor Relations
Ning Liu Senior Manager NEWATER TECHNOLOGY INC. Phone: +86 (535) 8012999 +86 15063837878 Email: office@dtnewa.com	Fan Wang IR Director MMTEC, INC. Phone: +86 13681276957 Email: wangfan@xgujia.com

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

3

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources

More information about the Company can be found at: www.dtNEWA.com

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2019 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

4